UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934
July 3, 2024
Date of Report (date of earliest event reported)
HAGERTY, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40244	86-1213144
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
121 Drivers Edge
Traverse City, Michigan 49684
(Address of principal executive offices and zip code)
(800) 922-4050
Registrant's telephone number, including area code
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	HGTY	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	HGTY.WS	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01    Entry into a Material Definitive Agreement.
As previously disclosed, on June 3, 2024, Hagerty, Inc., a Delaware corporation (the “Company”), commenced an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its (i) public warrants (the “Public Warrants”), (ii) private placement warrants (the “Private Warrants”), (iii) underwriter warrants (the “Underwriter Warrants”), (iv) OTM warrants (the “OTM Warrants” and together with the Private Warrants and the Underwriter Warrants, the “Private Placement Warrants”) and (v) PIPE warrants (the “PIPE Warrants” and, together with the Public Warrants and the Private Placement Warrants, the “Warrants”) to purchase shares of Class A Common Stock of the Company, par value $0.0001 per share (the “Class A Common Stock”). The Company offered to all holders of the Warrants the opportunity to receive 0.20 shares of Class A Common Stock in exchange for each outstanding Warrant tendered by the holder and exchanged pursuant to the Offer. Concurrently with the Offer, the Company solicited consents from holders of the Warrants to amend (a) that certain warrant agreement governing the Public Warrants and the Private Placement Warrants dated as of April 8, 2021, by and between the Company (as successor to Aldel Financial Inc. (“Aldel”)) and Continental Stock Transfer & Trust Company (“CST”), as warrant agent (the “IPO Warrant Amendment”) and (b) that certain warrant agreement governing the PIPE Warrants dated as of December 2, 2021, by and between the Company (as successor to Aldel) and CST (the “Business Combination Warrant Amendment” and together with the IPO Warrant Amendment, the “Warrant Amendments”) to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be exchanged for 0.18 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Post-Offer Exchange”). Pursuant to the terms of the applicable warrant agreements, the IPO Warrant Amendment requires the vote or written consent of holders of both of (i) 50% of the Public Warrants outstanding and (ii) 50% of the Private Placement Warrants outstanding, and the Business Combination Warrant Amendment requires the vote or written consent of Holders of 50% of the PIPE Warrants outstanding.
The Offer and Consent Solicitation expired one minute after 11:59 p.m., Eastern Standard Time, on July 2, 2024. The Company has been advised that (i) 5,019,278 Public Warrants, or approximately 87.3% of the outstanding Public Warrants, (ii) 1,561,381 Private Placement Warrants, or approximately 98.4% of the outstanding Private Placement Warrants and (iii) 11,850,300 PIPE Warrants, or approximately 97.6% of the outstanding PIPE Warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer. The Company began the settlement and exchange of such Warrants, each for 0.2 shares of the Company’s Class A Common Stock, on July 5, 2024.
In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately (i) 87.3% of the outstanding Public Warrants and 98.4% of the outstanding Private Placement Warrants, and (ii) 97.6% of the outstanding PIPE Warrants, each of which exceeds the consent required to effect the respective Warrant Amendments. Accordingly, on July 3, 2024, the Company and CST entered into the Warrant Amendments, which permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted into 0.18 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the Warrant Amendments, the Company has the right to require the exchange of not less than all of the Warrants at any time while such Warrants are exercisable and prior to their expiration, at the office of CST, upon notice to the registered holders of the outstanding Warrants at least fifteen days prior to the date of exchange fixed by the Company. The Company has exercised its right created by the Warrant Amendments to require the exchange of each remaining outstanding Warrant for 0.18 shares of Class A common stock, and has fixed 5:00 p.m. Eastern time on July 22, 2024 as the exchange date (the “Exchange Date”).
The foregoing description of the Warrant Amendments is qualified in its entirety by reference to the Warrant Amendments, which are filed as Exhibits 10.1 and 10.2 to this Current Report on Form 8-K and are incorporated by reference herein.
Item 3.03     Material Modifications to Rights of Security Holders.
Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.03.

Item 5.07     Submission of Matters to a Vote of Securityholders.
Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 5.07.
Item 8.01     Other Events.
On July 3, 2024, the Company issued a press release announcing the final results of the Offer and Consent Solicitation, the Company’s entry into the Warrant Amendments and the Exchange Date. A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.
No Offer or Solicitation
This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the Warrants or an offer to sell or a solicitation of an offer to buy any shares of Class A common stock in any state in which such offer, solicitation, or sale would be unlawful before registration or qualification under the laws of any such state. The Offer and Consent Solicitation were made only through, and pursuant to the terms and conditions set forth in, the Company’s Schedule TO, prospectus/offer to exchange, and related letter of transmittal, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO, prospectus/offer to exchange, and related letter of transmittal.
A registration statement on Form S-4 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) registering the Class A common stock issuable in the Offer and the Post-Offer Exchange was declared effective by the SEC on July 1, 2024.
Cautionary Statement Regarding Forward-Looking Statements
This Current Report on Form 8-K contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the expected settlement of the Offer, the expected timing and effect of the Post-Offer Exchange, and any other statement that is not historical fact. These forward-looking statements generally are identified by words such as “anticipate,” “expect,” “intend,” “future,” “opportunity,” “plan,” “potential,” “may,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from these forward-looking statements, including the Company’s ability to (i) compete effectively within its industry and attract and retain insurance policy holders and paid HDC subscribers; (ii) maintain key strategic relationships with its insurance distribution and underwriting carrier partners; (iii) prevent, monitor and detect fraudulent activity; (iv) manage risks associated with disruptions, interruptions, outages with its technology platforms or third-party services; (v) accelerate the adoption of its membership products as well as any new insurance programs and products; (vi) manage the cyclical nature of the insurance business including through any periods of recession, economic downturn or inflation; (vii) address unexpected increases in the frequency or severity of claims; (viii) comply with the numerous laws and regulations applicable to its business, including state, federal and foreign laws relating to insurance and rate increases, privacy, the internet and accounting matters; (ix) manage risks associated with being a controlled company; (x) successfully defend any litigation, government inquiries and investigations, and (xi) address other risks and uncertainties described under the section entitled “Risk Factors” in the Registration Statement and the other documents the Company files from time to time with the SEC, which are accessible on the SEC’s website at www.sec.gov.
Readers are cautioned not to put undue reliance on any forward-looking statement. Forward-looking statements speak only as of the date they are made. The Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Item 9.01    Financial Statements and Exhibits.
(d) Exhibits

Exhibit No.	Description
10.1	Amendment No. 1 to Warrant Agreement, dated July 3, 2024, by and between the Company and Continental Stock Transfer & Trust Company.
10.2	Amendment No. 1 to Warrant Agreement, dated July 3, 2024, by and between the Company and Continental Stock Transfer & Trust Company.
99.1	Press Release, dated July 3, 2024.
104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAGERTY, INC.

/s/ Diana M. Chafey
Date: July 5, 2024	Diana M. Chafey
Chief Legal Officer and Corporate Secretary